FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

April 7, 2014

Ms. Deborah D. Skeens

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:         Forethought Life Insurance Company Separate Account A

(“Forethought”) Initial Registration Statement on Form N-4

File Nos. 333-193535; 811-22726

Dear Ms. Skeens:

Thank you for your comments on April 4, 2014 regarding our N-4 filing for the above-referenced file number.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1.              COMMENT:        Please explain the reason for the “+” in the marketing name Daily +4.

RESPONSE:        The “+” in the +4 name refers to the contract owner receiving both daily market based step ups plus an annual deferral bonus.

2.              COMMENT:        In the chart describing Daily 6 and Daily +4, please clarify the differences in the calculation Deferral Bonus Base.

RESPONSE:        Agreed. Registrant added the following additional language in the chart under Deferral Bonus Base:

For Daily 6: The Deferral Bonus Base will be increased by subsequent Premium Payments and may be reset annually to equal the Withdrawal Base.

For Daily +4: The Deferral Bonus Base will only be increased by subsequent Premium Payments.

3.              COMMENT:        The Daily +4 Withdrawal Base calculation on pgs. 38-39, states in “B” that the “Contract Value High Water Mark as of the current Valuation Day less the Contract Value High Water Mark as of the prior Valuation Day adjusted to include the current Valuation Day Premium Payment and Partial Withdrawals.”  Please clarify what happens if the prior day’s High Water Mark is higher than the Valuation Day; could there be a negative number?

RESPONSE:        No. There will never be a negative number because the prior day High Water Mark is always adjusted for any partial withdrawals or subsequent premium payments and if there is negative market performance, the prior day High Water Mark will supersede the current day High Water Mark. Accordingly, the number will not be higher or result in a negative number.

4.              COMMENT:        In Example 6c, please confirm that the allowable partial withdrawal is $112,931 as indicated in the example.

RESPONSE:        Registrant reviewed all of the examples and concluded that the reference to the partial withdrawal $112,931 is an error that should not have carried over into several examples. It has been removed.

Thank you for your comments.  We hope the information provided above and in the attached courtesy copy of the marked registration statement are responsive.  Please let us know if you have any comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson
Assistant General Counsel